FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 28 March, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 28 March 2018
Buy-Out and Delisting of NV Preference Shares

Exhibit 99

SUCCESSFUL BUY-OUT AND DELISTING OF UNILEVER N.V. PREFERENCE SHARES

●        COURT ORDERS TRANSFER OF REMAINING OUTSTANDING 6% AND 7% PREFERENCE SHARES
●         6% AND 7% PREFERENCE SHARES WILL BE DELISTED ON 5 APRIL 2018
●        THE LAST TRADING DAY OF THE 6% AND 7% PREFERENCE SHARES WILL BE 4 APRIL 2018

London/Rotterdam, 28 March 2018 - Unilever PLC, Unilever N.V. and Unilever Corporate Holdings Nederland B.V. ("UCHN"), a wholly-owned subsidiary of Unilever PLC, today jointly announce that the Enterprise Chamber of the Amsterdam Court of Appeal ordered the remaining holders of issued and outstanding (depositary receipts of) 6% and 7% cumulative preference (sub)shares in the capital of Unilever N.V. (together the "Preference Shares") to transfer their Preference Shares to UCHN for a price equal to the price of the tender offer on the Preference Shares of 11 October 2017, to be increased with statutory interest as of 3 November 2017 until the date of transfer of the Preference Shares to UCHN ("Buy-Out Price").

On or around 16 April 2018, UCHN will deposit the Buy-Out Price relating to the Preference Shares that until that date have not been transferred to UCHN into the consignment fund of the Dutch Ministry of Finance, as a result of which the then remaining Preference Shares will be transferred to UCHN by operation of law. As of the date of consignment, the remaining former holders of Preference Shares are entitled to receive payment of the Buy-Out Price from the consignment fund of the Dutch Ministry of Finance. Holders of book-entry Preference Shares will receive the Buy-Out Price through via their intermediary in due course.

Unilever N.V. has applied for delisting of the Preference Shares from Euronext in Amsterdam ("Euronext"), which is confirmed by Euronext. Delisting will take place on 5 April 2018 and the last day that the (depositary receipts of) Preference Shares can be traded on Euronext will therefore be 4 April 2018.

Unilever contacts
For more information, please contact:

Louise Phillips Senior Global Media Relations Manager +44 7825 049 151 Louise.Phillips@unilever.com	Fleur van Bruggen Communications Director Unilever Benelux +31 (0)6 1500 8293 Fleur-van.Bruggen@unilever.com

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Cautionary Statement regarding Forward-Looking Statements
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aims', 'expects', anticipates', 'intends', 'seeks', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.